SAPIENTX, INC.

Reviewed Financial Statements For The Years Ended January 31, 2020 and 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
SapientX, Inc.
Santa Cruz, CA

We have reviewed the accompanying financial statements of SapientX, Inc. (a corporation), which comprise the balance sheet as of January 31, 2020, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion. The financial statements of SapientX, Inc. as of January 31, 2019 were reviewed by other accountants whose report dated April 17, 2019 stated that based on their procedures, they are not aware of any material modifications that should be made to the financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 22, 2020

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

SAPIENTX, INC.
BALANCE SHEET
JANUARY 31, 2020 AND 2019

		2020	2019
ASSETS			
CURRENT ASSETS			
Cash		$ 8,577	$ 227,917
	TOTAL CURRENT ASSETS	8,577	227,917
NON-CURRENT ASSETS			
Intangible Assets, Net		-	37,140
	TOTAL NON-CURRENT ASSETS	-	37,140
	TOTAL ASSETS	8,577	265,057
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Accounts Payable		15,202	24,793
Accrued Wages		6,593	-
	TOTAL CURRENT LIABILITIES	21,795	24,793
NON-CURRENT LIABILITIES			
Related Party Loan		196,093	92,646
	TOTAL LIABILITIES	217,888	117,439
SHAREHOLDERS' EQUITY			
Preferred Stock (2,708,527 shares authorized; 163,150 issued; $2.50 par value)		407,875	407,875
Common Stock (12,291,473 shares authorized 8,000,000 issued; $0.01 par value)		80,000	16,000
Additional Paid in Capital		147,746	169,346
Retained Deficit		(844,932)	(445,603)
	TOTAL SHAREHOLDERS' EQUITY	(209,311)	147,618
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 8,577	$ 265,057

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

SAPIENTX, INC.
INCOME STATEMENT
FOR THE YEARS ENDED JANUARY 31, 2020 AND 2019

	2020	2019
Operating Income		
Sales	$ 530	$ 41,010
Cost of Goods Sold	-	32,529
Gross Profit	530	8,481
Operating Expense		
Programming & Development	157,065	102,790
Wages and Related Expenses	117,161	46,152
Amortization	37,140	72,333
General & Administrative	30,108	16,576
Advertisement	25,848	-
Professional Services	21,326	25,415
Payroll Tax	9,379	-
	398,026	263,266
Net Income from Operations	(397,496)	(254,785)
Other Income (Expense)		
State and Local Tax	(1,613)	-
Interest Expense	(220)	-
Net Loss	$ (399,329)	$ (254,785)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

SAPIENTX, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED JANUARY 31, 2020 AND 2019
_____

Cash Flows From Operating Activities			
Net Income (Loss) For The Period	$ (399,329)	$	(254,785)
Change in Accounts Payable	(9,591)		24,793
Change in Accounts Receivable	-		22,740
Changes in Accrued Wages	6,593		-
Change in Stock-Based Compensation	-		14,239
Amortization	37,140		72,333
Net Cash Flows From Operating Activities	(365,187)		(120,680)
Cash Flows From Financing Activities			
Issuance of Preferred Stock			349,321
Issuance of Related Party Notes	103,447		-
Payment to Related Party Notes	-		(741)
Increase in Additional Paid in Capital	42,400		-
Net Cash Flows From Investing Activities	145,847		348,580
Cash at Beginning of Period	227,917		17
Net Increase (Decrease) In Cash	(219,340)		227,900
Cash at End of Period	$ 8,577	$	227,917

SAPIENTX, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED JANUARY 31, 2020 AND 2019

	Common Stock		Preferred Stock		Additional Paid	Retained	Total Stockholders'
	Number	Amount	Number	Amount	in Capital	Earnings	Equity
Balance at January 31, 2018	1,600,000	$ 16,000	-	$ -	$ 213,661	$ (190,818)	$ 38,843
Issuance of Preferred Stock for Cash			163,150	$ 407,875	(58,554)		349,321
Issuance of Stock Options for Services					14,239		14,239
Net Income						(254,785)	(254,785)
Balance at January 31, 2019	1,600,000	$ 16,000	163,150	$ 407,875	$ 169,346	$ (445,603)	$ 147,618
Stock Split	6,400,000	64,000					64,000
Decrease to Additional Paid In Capital					(21,600)		(21,600)
Net Income						(399,329)	(399,329)
Balance at January 31, 2020	8,000,000	$ 80,000	163,150	$ 407,875	$ 147,746	$ (844,932)	$ (209,311)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

SapientX, Inc. ("the Company") is a corporation organized under the laws of Delaware and domiciled in California. The Company is a developer of conversational artificial intelligence software.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses of $399,329 and $254,785 in 2020 and 2019 respectively.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional capital through an equity crowdfund offering to continue operations. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through June 22, 2021 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends January 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

Advertising

The Company records advertising expenses in the year incurred.

Intangible Assets, Net

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful or legal lives, which varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment recognized by the Company over each asset's life. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Intangible asset recorded on the books consists of software programs the company developed as well as a trademark held by the company, net of amortization. These assets were fully amortized in 2020.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of January 31, 2020, and 2019, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $399,329 and $254,785 which may be carried forward.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2018 and has a full valuation allowance against its net deferred tax assets.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2019 and 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware and California.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In prior years, the company issued a series of notes payable with related parties in exchange for cash for the purpose of funding continuing operations ("the Related Party Notes"). The notes do not accrue interest and are payable in December 2021.

NOTE E- EQUITY

Common Stock

The Company has 12,291,473, $0.01 par value, common shares authorized in October 2019. At January 31, 2020 and, there were issued and outstanding common shares of 8,000,000.

Preferred Stock

The Company has 630,000, $2.50 par value, Series Seed Preferred Stock authorized at January 31, 2020 and 2019. At January 31, 2020 and 2019, there were issued and outstanding preferred shares of 163,150. The Company conducted an offering of its Series Seed Preferred Stock during the year ended January 31, 2019, issuing 163,150 shares of Series Seed Preferred Stock at $2.50 per share, providing gross proceeds of $407,875. Direct costs associated with the offering, including brokerage and legal fees, totaled $58,554, and were recorded as a reduction to the proceeds received in the offering on the statements of changes in stockholders' equity.

In 2019, the company authorized a 5:1 stock split which increased outstanding shares to 8,000,000.

NOTE F- EQUITY BASED COMPENSATION

During 2017, the Company executed the 2016 Stock Option Plan, which authorized the issuance of up to 2,000,000 shares of the Company's common stock, of which 400,000 were reserved for the issuance of stock options. During 2019, the Company issued 470,000 stock options. These options allow the holder to purchase an equal number of common shares at an exercise price of $0.23 per share. The options vest ratably over four years from the date of grant.

The options issued were valued using the Black Scholes Merton pricing model and resulted in share-based compensation expense of $14,239 as of January 31, 2019. At January 31, 2020, there are 512,451 of unvested stock options with $244,446 of unrecognized stock-based compensation expense.

NOTE G- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE H- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 22, 2020, the date that the financial statements were available to be issued.